BIOPTIMIZERS USA, INC. AND AFFILIATE

FINANCIAL STATEMENTS (UNAUDITED)

FOR THE PERIOD FROM FEBRUARY 15, 2018
(DATE OF BIOPTIMIZERS INCEPTION) THROUGH AUGUST 31, 2018



BIOPTIMIZERS USA, INC. AND AFFILIATE

FOR THE PERIOD FROM FEBRUARY 15, 2018 (DATE OF BIOPTIMIZERS INCEPTION)
THROUGH AUGUST 31, 2018

TABLE OF CONTENTS



SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TO MANAGEMENT
BIOPTIMIZERS USA, INC. AND AFFILIATE

We have reviewed the accompanying combining financial statements of BiOptimizers USA, Inc. and Affiliate, which comprise the balance sheets as of August 31, 2018, and the related combining statements of income, owners' equity, and cash flows for the period from February 15, 2018 (date of BiOptimizers inception) through August 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combining financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combining financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the combining financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combining financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
September 24, 2018

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 | ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

BIOPTIMIZERS USA, INC. AND AFFILIATE

COMBINING BALANCE SHEETS

AUGUST 31, 2018

ASSETS

	BiOptimizers	Masszymes	Combined
CURRENT ASSETS			
Cash	$ 34,990	$ 278,431	$ 313,421
Accounts receivable	19,162	154,317	173,479
Inventory	-	171,667	171,667
Prepaid expenses	2,900	1,527	4,427
	57,052	605,942	662,994
OTHER ASSETS			
Deposits	3,000	-	3,000
	$ 60,052	$ 605,942	$ 665,994

LIABILITIES AND OWNERS' EQUITY

	BiOptimizers	Masszymes	Combined
CURRENT LIABILITIES			
Accounts payable	$ -	$ 12,742	$ 12,742
Accrued liabilities	11,400	122,628	134,028
Other current liabilities	-	143,983	143,983
Deferred revenue	7,500	28,300	35,800
	18,900	307,653	326,553
OWNERS' EQUITY			
Common stock	7,343	-	7,343
Subscription receivable	(7,143)	-	(7,143)
Retained earnings	40,952	298,289	339,241
	41,152	298,289	339,441
	$ 60,052	$ 605,942	$ 665,994

See the accompanying Independent Accountants' Review Report and notes.

BIOPTIMIZERS USA, INC. AND AFFILIATE

COMBINING STATEMENTS OF INCOME

FOR THE PERIOD FROM FEBRUARY 15, 2018
(DATE OF INCEPTION) THROUGH AUGUST 31, 2018

	BiOptimizers	Masszymes	Eliminations	Combined
NET SALES	$ 283,480	$ 1,096,645	$ (65,398)	$ 1,314,727
COST OF SALES	110,418	426,915	(65,398)	471,935
GROSS PROFIT	173,062	669,730	-	842,792
OPERATING EXPENSES	60,710	641,771		702,481
INCOME FROM OPERATIONS	112,352	27,959	-	140,311
OTHER INCOME (EXPENSE)				
Management fee	(60,000)	60,000	-	-
INCOME BEFORE TAXES	52,352	87,959	-	140,311
PROVISION FOR INCOME TAXES	11,400	-	-	11,400
NET INCOME	$ 40,952	$ 87,959	$ -	$ 128,911

See the accompanying Independent Accountants' Review Report and notes.

BIOPTIMIZERS USA, INC. AND AFFILIATE

COMBINING STATEMENTS OF OWNERS' EQUITY

**FOR THE PERIOD FROM FEBRUARY 15, 2018
(DATE OF INCEPTION) THROUGH AUGUST 31, 2018**

	COMMON STOCK BiOptimizers	SUBSCRIPTION RECEIVABLE BiOptimizers	RETAINED EARNINGS BiOptimizers	Masszymes	Combined
BALANCE AT FEBRUARY 15, 2018	$ -	$ -	$ -	$ 210,330	$ 210,330
ISSUANCE OF COMMON STOCK	7,343	(7,143)	-	-	200
NET INCOME	-	-	40,952	87,959	128,911
BALANCE AT AUGUST 31, 2018	$ 7,343	$ (7,143)	$ 40,952	$ 298,289	$ 339,441

See the accompanying Independent Accountants' Review Report and notes.

BIOPTIMIZERS USA, INC. AND AFFILIATE

COMBINING STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM FEBRUARY 15, 2018
(DATE OF INCEPTION) THROUGH AUGUST 31, 2018

	BiOptimizers	Masszymes	Combined
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 40,952	$ 87,959	$ 128,911
Adjustments to reconcile net income to net cash provided by operating activities:			
Cash provided by (used in) changes in the followings items:			
Increase in accounts receivable	(19,162)	(51,140)	(70,302)
Decrease in inventory	-	60,164	60,164
(Increase) decrease in prepaid expenses	(2,900)	3,465	565
Increase in deposits	(3,000)	-	(3,000)
Increase in accounts payable	-	31,545	31,545
Increase in accrued liabilities	11,400	44,088	55,488
Increase in deferred revenue	7,500	8,000	15,500
Net cash provided by operating activities	34,790	184,081	218,871
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments made on other current liability	-	(15,000)	(15,000)
Issuance of common stock	200	-	200
Net cash provided by (used in) financing activities	200	(15,000)	(14,800)
NET INCREASE IN CASH	34,990	169,081	204,071
CASH - BEGINNING OF PERIOD	-	109,350	109,350
CASH - END OF PERIOD	$ 34,990	$ 278,431	$ 313,421

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

NON-CASH FINANCING ACTIVITY

During the period from February 15, 2018 through August 31, 2018, common stock was issued and a subscription receivable was recorded for $7,143.

See the accompanying Independent Accountants' Review Report and notes.

BIOPTIMIZERS USA, INC. AND AFFILIATE

NOTES TO THE FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BiOptimizers USA, Inc. (the Company) was organized in Nevada on February 15, 2018 as a limited
liability company that converted to a C corporation in July 2018. Masszymes, S.A. (the Affiliate)
is a Société Anonyme organized in Panama City, Panama. Both the Company and the Affiliate
sell nutritional supplements that are designed to help improve and optimize digestive health.

Basis of Presentation

The accompanying financial statements of the Company and its Affiliate have been prepared in
accordance with accounting principles generally accepted in the United States of America
(GAAP). In the opinion of management, all adjustments considered necessary for a fair
presentation have been included. All such adjustments are normal and recurring in nature. The
Company and the Affiliate's fiscal year-end is August 31.

Principles of Combination

These financial statements are presented on a combined basis due to the common ownership of
BiOptimizers USA, Inc. and Masszymes, S.A. All intercompany balances and transactions have
been eliminated in the combination.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make
estimates and assumptions that affect the amounts reported in the financial statements and
accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company and its Affiliate recognize revenues from sales upon arrival at the customer
destination and when there are no unfulfilled obligations that affect the customer's final
acceptance of the arrangement. Related sales tax collected from customers is remitted to the
appropriate state and is not included in sales.

See the accompanying Independent Accountants' Review Report.

BIOPTIMIZERS USA, INC. AND AFFILIATE

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable

The Company's and Affiliate's accounts receivables are due from on-line retailers used to sell product to the end-users. Amounts include reserves on sales for potential refunds or customer discrepancies. Any refunds issued are offset against revenues, but are historically minimal. The Company and Affiliate determine their allowances by considering a number of factors including previous loss history, the on-line retailer's current ability to pay its obligations and the condition of the general economy and industry as a whole. The Company and Affiliate do not have a history of write-offs and as of August 31, 2018 in the opinion of management, no allowance was necessary.

Inventory

Inventory consists of nutritional supplements which are stated at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. The Affiliate had $171,667 of inventory as of August 31, 2018.

Advertising

The Company and its Affiliate market their products utilizing various forms of media. The Company and the Affiliate expense advertising costs as incurred. Advertising expense was $29,631 and $81,221 for the Company and the Affiliate, respectively, for the period from February 15, 2018 through August 31, 2018.

Income Taxes

Deferred income taxes are provided to recognize the effects of temporary differences between financial reporting and income tax reporting. As of and for the period ended August 31, 2018, no temporary differences were noted for the Company.

The Company files income tax and/or information returns in the U.S. Federal jurisdiction and various local jurisdictions.

As a Société Anonyme, the Affiliate is not a tax paying entity therefore, the actual tax provision differs from that which could be expected when applying the federal statutory rate of 21% to combined income before income taxes.

Subsequent Events

Management has evaluated events through September 24, 2018, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

See the accompanying Independent Accountants' Review Report.

BIOPTIMIZERS USA, INC. AND AFFILIATE

NOTES TO THE FINANCIAL STATEMENTS

2. CONCENTRATIONS

The Company utilizes Amazon to sell 100% of its products and the Affiliate utilizes Clickbank and NMI to sell 100% of its products.

3. OTHER CURRENT LIABILITY

The Affiliate reported a payable to a former owner that has been classified on the balance sheet as other current liability. There are no terms associated with the liability. As of August 31, 2018, the balance of the other current liability was $143,983.

4. COMMON STOCK

The Company has 10,000,000 shares of common stock authorized and 7,142,857 shares issued and outstanding with a par value of $.001.

5. RELATED PARTY TRANSACTIONS

The Company pays the Affiliate $10,000 a month in the form of a management fee. For the period from February 15, 2018 through August 31, 2018, the Company paid total management fees of $60,000 to the Affiliate.

Because of the common control between the Company and the Affiliate, the Company is exposed to the potential that ownership risks and rewards could be transferred among the parties.

6. LEASES

The Company has a lease for office space that was entered into in August 2018. Terms of the lease are on a month-to-month basis, however the Company and lessor represent they have no intention to terminate the lease prior to August 31, 2019. Rent expense was $3,000 for the period from February 15, 2018 through August 31, 2018.

7. RECENT ACCOUNTING PRONOUNCEMENTS

Management is currently assessing recently issued accounting pronouncements and does not expect them to have a significant impact on the Company's or the Affiliates financial statements.

See the accompanying Independent Accountants' Review Report.